EXHIBIT 21.1

Cyber App Solutions, Corp.

Subsidiaries

As of December 31, 2023

Cyber App Solutions, Corp., a Nevada corporation, had the U.S. subsidiaries shown below as for December 31, 2023.

Name of Subsidiary	Jurisdiction of Organization/Incorporation
Proton Green, LLC	Wyoming
PG Landco, LLC	Wyoming
Proton Holdings, LLC	Wyoming
PURSUIT HOLDCO, LLC	Delaware